EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Extension of D.B.S.’s License

The Company hereby provides notice that the Company was notified by its subsidiary, D.B.S. Satellite Services (1998) Ltd. (“Yes”) of a decision by the Ministry of Communications (after consulting with the Council for Cable TV and Satellite Broadcasting and accepting its recommendation) to extend the satellite television broadcasting license granted to Yes on January 20, 1999 (the “License”) for an additional six-year period, in accordance with section 3.4 of the License. The terms of the License have remained unchanged and, after the extension the License validity period after the extension is until January 2023.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.